Mail Stop 3720

February 22, 2007

Mr. Carlo Orazio Buora
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

      Re: **Telecom Italia S.p.A.**
                Form 20-F for Fiscal Year Ended December 31, 2005
                Filed May 19, 2006
                File No. 1-13882

Dear Mr. Buora:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Larry Spirgel
                                  Assistant Director